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Exhibit (a)(1)(ix)

FOR IMMEDIATE RELEASE

DOVER ACQUISITION CORP. COMMENCES TENDER OFFER FOR
COMMON STOCK OF DOVER INVESTMENTS CORPORATION

        San Francisco, CA.—September 23, 2004—Dover Acquisition Corp. (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust"), and Dover Investments Corporation ("Dover") (OTCBB: DOVRA and DOVRB) today announced that the Purchaser has commenced a tender offer to purchase all of the outstanding shares of Class A Common Stock and Class B Common Stock of Dover not already beneficially owned by the Purchaser for $30.50 per share net to the seller in cash. The tender offer has been undertaken at the direction of the Trust as part of a transaction intended to take Dover private. On January 27 2004, the Trust initially announced its interest in taking Dover private in a transaction in which unaffiliated Dover stockholders would receive $24.50 per Share in cash. In response to communications regarding the offer price from stockholders and directors of Dover, on August 6, 2004, the Trust raised its offer price to $30.50 per Share in cash.

        The purpose of the tender offer is for the Purchaser to purchase as many outstanding Dover shares as possible as a first step in acquiring the entire equity interest in Dover. If certain conditions are satisfied, immediately following the Purchaser's purchase of shares in the tender offer, the Purchaser will merge with and into Dover. In the merger, each outstanding share of Dover common stock that was not "tendered" (other than shares held by the Purchaser or shares held by Dover stockholders who exercise and perfect their appraisal rights under Delaware law as described in the offer materials) will be converted into the right to receive $30.50 per share in cash. Following the merger, the Trust and certain others who are now stockholders of the Purchaser will continue as stockholders of Dover.

        A special committee of Dover's Board of Directors, comprised of directors independent of the Trust and the Purchaser, has reviewed the offer and has taken a neutral position with respect to the offer and the merger of the Purchaser with and into Dover, has taken no position as to whether the offer and the merger are fair to, and in the best interests of, the unaffiliated stockholders of Dover and does not make a recommendation as to whether the unaffiliated stockholders should accept the offer and tender their shares pursuant to the offer. The individual members of the special committee have informed the Purchaser that they intend to tender any Shares they own pursuant to the offer.

        In addition to other conditions, consummation of the tender offer is conditioned upon the tender of a majority of the shares held by Dover's unaffiliated stockholders. The Purchaser will not waive this condition. The tender offer also is conditioned upon the Purchaser owning, upon consummation of the tender offer, at least 95% of the outstanding Dover Class A Common Stock and 95% the outstanding Dover Class B Common Stock. The offer is not subject to any financing condition.

        As of September 23, 2004, the Purchaser beneficially owned approximately 48.03% of the outstanding Dover Class A Common Stock and approximately 79.34% of the outstanding Dover Class B Common Stock. As a result of the disparate voting rights between the Class A Common Stock and the Class B Common Stock (each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share with respect to matters to be voted upon by the stockholders of Dover), the Purchaser beneficially owned as of such date Dover Common Stock representing approximately 71.69% of the total voting power of Dover.

        The offer and withdrawal rights are scheduled to expire at 5 p.m., New York City time, on Friday, October 22, 2004.

        The complete terms and conditions of the offer are set forth in an Offer to Purchase, a letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (SEC) and distributed to Dover stockholders. Dover will file a solicitation/recommendation statement relating to the offer with the SEC and the position expressed in such statement is being distributed to Dover stockholders in the tender offer documents. Dover stockholders and other interested parties are urged to read the Offer to Purchase and related materials, and the solicitation/recommendation statement, because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Mellon Investor Services LLC, the Depositary for the transaction, toll free at (800) 392-5792. This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

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DOVER ACQUISITION CORP. COMMENCES TENDER OFFER FOR COMMON STOCK OF DOVER INVESTMENTS CORPORATION